Exhibit 1.01

Conflict Minerals Report of Leidos Holdings, Inc.
for the Year Ending December 31, 2014

The following should be read in conjunction with the definitions contained in the Securities and Exchange Commission (“SEC”) instructions to Form SD and related rules.

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 (the “CM Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Rule was adopted by the SEC to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict Minerals (“CMs”) are currently defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, tin, tantalum and tungsten. The CM Rule requires each SEC registrant to provide certain disclosures about CMs which are necessary to the functionality or production of products manufactured by such registrant.

Together, Leidos Holding, Inc. and its wholly-owned subsidiary, Leidos, Inc., (collectively, “Leidos” or “we,” “us” or “our”), are a leading scientific and technology company with a strong history of performing classified and special access contract work for federal government clients, as well as a variety of customers in the national security and health & engineering sectors. Being a solutions provider to customers in national security, healthcare IT, engineering, energy, and transportation occasionally requires the development of one-of-a-kind products or components under customer-funded contracts.

Typically our products fall into the category of very low production numbers of special purpose products for government customers, but in some cases we produce standard products for customers in fields such as the security industry. Substantially all of our products are assembled from widely available component parts. In the case of the security industry, we deliver and deploy radiation detection systems; radiation sensor panels; VACIS® cargo and vehicle inspection systems; hand-held, mobile, and airborne spectroscopy systems; and advanced air particle detector systems. We also provide sensor systems, intelligence processing systems, and communications/dissemination systems for the United States government for air, ground, and maritime applications. In addition, we provide information technology systems for a variety of commercial and government customers.  Substantially all of these products contain CMs.

Reasonable Country of Origin Inquiry

We do not directly source minerals from smelters, refiners or mines. We do not have direct knowledge to determine our CMs country of origin, chain of custody and whether or not these CMs have directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or adjoining countries (“Covered Countries”). Our supply chain is complex and there are many levels between us and the mine. As a result, our ability to determine the origin and chain of custody of our CMs, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), is limited and we must rely on our direct suppliers that may themselves procure CMs far removed from the actual source.

With respect to CMs necessary to the functionality or production of products manufactured by us, or contracted by us to be manufactured, and required to be reported on Form SD for 2014, we conducted in good faith a country of origin inquiry that we believe was reasonably designed to determine whether any of the CMs originated in the Covered Countries or were from recycled or scrap sources. For a description

Exhibit 1.01

of our country of origin inquiry, please see the discussion below of the measures we took to exercise due diligence (of which such inquiry was a part).

To the extent we determined that the CMs originated (or may have originated) in the Covered Countries and may not have been from recycled or scrap sources, we exercised due diligence as required by the CM Rule. In exercising due diligence, we were not able to determine whether the CMs that originated (or may have originated) in the Covered Countries financed or benefitted armed groups.

Design of Due Diligence Measures

We have established management systems and due diligence procedures (our “CM Process”) as a basis for supply-chain management and disclosure compliance relating to CMs. The CM Process was designed with the intent to conform in material respects relevant to the disclosure requirements under the CM Rule with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-Risk Areas (Second Edition) (the “OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. The design of the CM Process included the following:

•	Adoption of a conflict minerals policy, which is available on our web site at www.leidos.com.

•
Analysis of contract data and revenue recognition methodology to determine contracts and programs in which we manufactured or contracted to manufacture a product and the development of a list of vendors and suppliers associated with each such program and contract.

•
Sending surveys to the various vendors and suppliers to determine the status of conflict minerals used in the materials supplied and the source of those materials where conflict minerals were in use. The surveys were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template.

•
Sending follow-up survey questions to each vendor and supplier that indicated they had supplied materials containing conflict minerals to better understand the process they executed in determining that the minerals did not originate in the DRC or adjoining countries.

•	An assessment by the internal team and management of the risk identified through the process described above.

•	Providing a mechanism for vendors, suppliers and others to communicate to us their concerns with respect to our CM Process.

•	Publicly reporting the results of our due diligence.

To gain insight into the country of origin, chain of custody and Conflict Status of our CMs, in 2014 we became a member of and relied upon the Conflict Free Smelter Assessment Program (the “CFSP”) of the EICC-GeSI’s Extractives Work Group. As described by EICC-GeSI, CFSP is a voluntary program in which an independent third party evaluates smelter and refinery procurement activities and determines whether the smelter or refiner demonstrated that all the materials they processed originated from conflict-free sources.

A description of the measures we took to exercise due diligence on the source and chain of custody of our CMs follows.

Due Diligence Measures Taken

Exhibit 1.01

We have approximately 450 vendors and suppliers for our manufacturing programs. During 2014, we sought representations from each of those vendors and suppliers to determine the status of CMs used in the materials supplied and the source of those CMs. We received responses from vendors and suppliers covering approximately 73% of our manufacturing materials spend. Through these responses, we received information representing a substantial portion of the CMs supplied directly to us or contained in products that we contracted to be manufactured by third parties. We analyzed the responses for completeness and internal consistency and followed up with respondents in an effort to resolve any deficiencies we identified. We relied on representations from vendors and suppliers that we considered reasonable. We considered warning signs or other circumstances that, in our view, indicated the responses were unreliable or that the CMs (i) came from a Covered Country and (ii) were not from recycled or scrap sources. We compared the smelter and refinery information provided by the vendors and suppliers with the data made available by the CSFP concerning the country of origin of the CMs processed by those facilities and their Conflict Status.

Diligence Results

On the basis of our due diligence, we found with respect to each of our products described above that contain CMs that either (1) the information we had gathered had failed to identify the country of origin of the CMs contained in the product, or (2) if it established that one or more of the CMs came from a Covered Country, we were unable to determine whether the CM directly or indirectly financed armed conflict in the Covered Countries. As a consequence, we concluded that each of our products was “DRC Conflict Undeterminable.” The description of our products is set forth above.

Furthermore, due to the complexity of our supply chain and the fact that we primarily purchase manufactured materials, we were unable to determine the country of origin of, or the facilities used to process, the CMs contained in the source materials incorporated into our products. However, we continue to follow the due diligence measures described above and commit efforts to determining the mine or location of origin of any CMs in our products.

Other Steps
We have taken, or will take, the following steps since the period covered by this Report to mitigate the risk that our CMs financed or benefitted armed groups in the Covered Countries:

•	Continue to make our suppliers aware of our policy on CM;

•	Attempt to increase the response rate of suppliers to our information requests; and

•	Encourage suppliers to increase the participation rate of smelters and refiners in the CFSP;

We will continue to our efforts to adopt best practices to address the ongoing issue of CMs in the global supply chain.